VALUED ADVISERS TRUST

2960 N. Meridian St., Suite 300

Indianapolis, Indiana 46208

February 19, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Re: Valued Advisers Trust (the “Trust”) - Post-Effective Amendment No. 94 to the Registration Statement on Form N-1A (SEC File Nos. 333-151672 and 811-22208)

Ladies and Gentlemen:

On December 14, 2012, the Trust filed Post-Effective Amendment No. 94 (the “Amendment”) to its registration statement on Form N-1A for the purpose of adding three new series to the Trust. Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Amendment. The three new series will be added through the filing of a future amendment to the registration statement. The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment.

The Trust further requests that:

1. the Commission finds that the withdrawal of the Amendment hereby requested is consistent with the public interest and the protection of investors; and

2. an order with the date of granting this withdrawal be included in the files of the Commission for the Amendment stating “Withdrawn upon request of the registrant, the Commission consenting thereto.”

If you have any questions regarding this application for withdrawal, please contact John H. Lively, counsel for the Trust, at (913) 660-0778.

Very truly yours,

VALUED ADVISERS TRUST

By:	/s/ Carol J. Highsmith
Carol J. Highsmith
Vice President